NO ACT

PE
10-11-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



10013729

October 18, 2010


Received SEC
OCT 18 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 10/18/10

John F. Platz
Associate Corporate Counsel
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134

Re: Cisco Systems, Inc.
Incoming letter dated October 11, 2010

Dear Mr. Platz:

This is in response to your letter dated October 11, 2010 concerning the shareholder proposal submitted to Cisco by James W. Mackie. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: James W. Mackie

*** FISMA & OMB Memorandum M-07-16 ***

October 18, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cisco Systems, Inc.
Incoming letter dated October 11, 2010

The proposal relates to political contributions.

There appears to be some basis for your view that Cisco may exclude the proposal under rule 14a-8(f) because Cisco received it after the 120-day deadline for submitting proposals in rule 14a-8(e)(2). Accordingly, we will not recommend enforcement action to the Commission if Cisco omits the proposal from its proxy materials in reliance on rules 14a-8(e)(2) and rule 14a-8(f).

We note that Cisco did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it filed definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Cisco's request that the 80-day requirement be waived.

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Cisco Systems, Inc.
170 West Tasman Drive
San Jose, California 95134 U.S.A.
www.cisco.com

October 11, 2010

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Omission of Shareholder Proposal Submitted by James W. Mackie

Ladies and Gentlemen:

Cisco Systems, Inc., a California corporation ("***Cisco***"), hereby notifies the Securities and Exchange Commission (the "***Commission***") that Cisco intends to omit from its form of proxy card and other proxy materials (the "***Proxy Materials***") for Cisco's 2010 annual meeting of shareholders, the shareholder proposal and supporting statement (the "***Proposal***") submitted to Cisco by James W. Mackie (the "***Proponent***"). Pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "***Act***"), Cisco requests confirmation that the staff (the "***Staff***") of the Commission will not recommend enforcement action if Cisco excludes the Proposal from its Proxy Materials for the reason discussed below. The Proposal, the accompanying supporting statement, along with copies of all relevant correspondence between Cisco and the Proponent are attached to this letter as Attachment A.

Reasons for Excluding the Proposal

Pursuant to Rule 14a-8(f)(1) under the Act, Cisco may exclude the Proposal from the Proxy Materials because the Proponent submitted the Proposal after the deadline (the "***Deadline***") for submission of shareholder proposals disclosed in Cisco's definitive proxy statement for its 2009 annual meeting of shareholders.

Discussion

Under Rule 14a-8(e)(1), a shareholder proposal for a regularly scheduled annual meeting must be submitted before the deadline listed in the company's prior year proxy statement. Rule 14a-8(e)(2) establishes the method for a company to properly determine the deadline for submission of shareholder proposals for a company's regularly scheduled annual meeting:

> "[The proposal] must be received at the company's executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting."

In accordance with the requirements of Rule 14a-8(e)(1) and 14a-8(e)(2), Cisco's definitive proxy statement for its 2009 annual meeting of shareholders, which was first sent to shareholders on September 23, 2009, included the following statement under the heading "Requirements for Shareholder Proposals to be Considered for Inclusion in Cisco's Proxy Materials" (emphasis added):

> "Shareholders of Cisco may submit proposals on matters appropriate for shareholder action at meetings of Cisco's shareholders in accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934. For such proposals to be included in Cisco's proxy materials relating to its 2010 Annual Meeting of Shareholders, all applicable requirements of Rule 14a-8 must be satisfied and such proposals must be received by Cisco no later than ***May 26, 2010***. Such proposals should be delivered to Cisco Systems, Inc., Attn: Secretary, 170 West Tasman Drive, San Jose, California 95134-1706 (and we encourage you to send a copy via email to CorporateSecretary@cisco.com), with a copy to Cisco Systems, Inc., Attn: General Counsel at the same address."

Therefore, in order to comply with the Deadline, a proposal for inclusion in the Proxy Materials must have been received by Cisco by Wednesday, May 26, 2010. As reflected in the copy of the envelope provided under Attachment A, the envelope containing the Proposal was postmarked September 27, 2010, several months after the Deadline. Also, the Proponent's letter containing the Proposal has a plainly evident date of September 25, 2010, which date too is several months after the Deadline.

The Staff has strictly construed the Rule 14a-8 deadline in the past and has permitted companies to exclude from their proxy materials those proposals received at the companies' principal executive offices even one day after the deadline for receipt. *See, e.g., Cardinal Health, Inc.* (December 16, 2009) (permitting the exclusion of a proposal received over five months after the deadline stated in the previous year's proxy statement); *Verizon Communications, Inc.* (January 29, 2008) (permitting the exclusion of a proposal submitted to the company's principal executive office 20 days after the deadline); and *City National Corp.* (January 17, 2008) (permitting the exclusion of a proposal when it was received one day after the deadline, even though it was mailed one week earlier). Supporting these interpretations in its no-action letters, the Staff has informed shareholders that they should submit proposals "well in advance of the deadline and by a means that allows the shareholder to demonstrate the date the proposal was received at the company's principal executive offices." Staff Legal Bulletin No. 14 (July 13, 2001).

In view of the foregoing, Cisco has concluded that it may exclude the Proposal from the Proxy Materials in reliance on Rule 14a-8(f)(1) under the Act.

Request for Waiver

In connection with the foregoing request, we also request a waiver of the Commission's requirement under Rule 14a-8(j)(1) that Cisco file with the Commission its reasons for exclusion of the Proposal from the 2010 Proxy Materials no later than 80 calendar days before the filing of Cisco's 2010 Proxy Materials because the Proponent failed to submit the Proposal by Cisco's Deadline. Further, please note that Cisco filed its Proxy Materials with the Commission on September 28, 2010. The Staff has previously granted waivers of Rule 14a-8(j)(1) under similar circumstances. See, e.g., *PetSmart, Inc.* (April 22, 2010) (granting a waiver of the 80-day requirement where the company was not made aware of the shareholder proposal until approximately three months after the company's deadline for submission).

Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should the Staff have questions or desire any additional information in support of our position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8(j) response. In this case, please contact me by telephone at (408) 424-1191 or by facsimile at (408) 762-2549. In addition to the six copies of this letter required pursuant to Rule 14a-8(j), we have included an extra copy. If you would kindly acknowledge receipt of this letter and the enclosures by date-stamping the extra copy and returning it to me in the self-addressed, stamped envelope, I would appreciate it.

Pursuant to Rule 14a-8(j)(1) under the Act, on behalf of Cisco, we are simultaneously providing a copy of this letter and the attachments to the Proponent. In accordance with the third bullet under Section C(6)(c) of the Staff Legal Bulletin No. 14 (July 13, 2001), Cisco has not provided a deficiency notice to the Proponent since the Proposal was received after the Deadline.

Sincerely,



John F. Platz, Esq.
Associate Corporate Counsel
Cisco Systems, Inc.

Enclosures

cc: Mark Chandler, Cisco Systems, Inc.
James W. Mackie

Attachment A

James W. Mackie

*** FISMA & OMB Memorandum M-07-16 ***

September 25, 2010

M. Chandler
Secretary and General Counsel
Cisco Systems, Inc
170 West Tasman Drive
San Jose, CA 95134

Re: Resolution for Proxy Statement

Dear Secretary:

I am the owner of 5,100 shares of Cisco Systems, Inc common stock and request the inclusion of the following in the proxy statement for the upcoming annual stockholder meeting:

"Resolved: The Corporation shall make no political contributions without the approval of the holders of at least 75% of its shares outstanding."

There are five reasons for passage of this resolution:

1. The ability of large corporations to provide large amounts of funding for political candidates gives the corporation the ability to manage legislation that will provide them with legislated or regulatory benefits that place their smaller competitors at a disadvantage in the market place.
2. Endowment funds, insurance companies, mutual funds and pension funds currently hold the majority of all publicly traded shares and these shares are held for the benefit of many small investors. To have the large corporations utilize corporate funds to further the political goals of the executives is irresponsible fiduciary behavior that may be against the wishes of the individuals for whom they hold the shares.
3. We have recently seen the result of undue political influence that has reduced the oversight of regulatory agencies and created problems for stock holders and consumers in the worlds of finance, food, health care and petroleum. The political influence exerted by large corporations had a direct impact on these actions. Unless large corporations are prevented from make political contributions to elected officials, or their political parties, these practices will continue.
4. Legislative and regulatory bodies should be guided by all constituents, not just those who pay for their re-election or provide significant perks to individuals in those bodies. Large corporate political contributions can corrupt honest efforts to provide reasonable laws and regulations.
5. The increasing use by advocacy groups of 501(c)(4) non-profit corporations to escape disclosure of political contributions would allow publicly held corporations to make unlimited political contributions, but to do so without even informing their own shareholders.

Sincerely,



James W. Mackie

Cc: Securities and Exchange Commission

James W. Mackie

*** FISMA & OMB Memorandum M-07-16 ***


USA FIRST-CLASS FOREVER

M. Chandler
Secretary and General Counsel
Cisco Systems, Inc
170 West Tasman Drive
San Jose, CA 95134

95134+1706

